UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Smith & Nephew plc
(Exact Name of Registrant as Specified in Charter)
England and Wales	1-14978	[insert IRS identification number]
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)
15 Adam Street, London WC2N 6LA
(Address of Principal Executive Offices)		(Zip Code)
[Contact person]		[Telephone number]
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Smith & Nephew PLC's Conflict Minerals Report for the year ended December 31, 2014 is provided as Exhibit 1.01 hereto and is publicly available at http://www.smith-nephew.com/sustainability/.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SMITH & NEPHEW PLC
By:	/s/ Susan Swabey
Name: Susan Swabey
Title: Company Secretary

Dated: May 11, 2015